UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

GUILFORD PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

401829106

(CUSIP Number)

David J. Scott, Esq.

Senior Vice President,

General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, CA 91320-1799

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 401829106	13D	Page 2 of 4 Pages

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Amgen Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power None 9. Sole Dispositive Power None 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) None

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 401829106	13D	Page 3 of 4 Pages

The statement on Schedule 13D filed by Amgen Inc. (“Amgen”) on January 28, 1997 (the “Initial Statement”) relating to the Common Stock, $0.01 par value per share (the “Common Stock”) of Guilford Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) is hereby amended by this Amendment 1 to Schedule 13D. The Reporting Person no longer has beneficial ownership of any of the Issuer’s Common Stock for reporting under Section 13(d) of the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning assigned to them in the Schedule 13D.

Item 5	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and supplemented with the following:

(a)	On October 1, 2002, the Warrant issued to the Reporting Person to purchase up to 700,000 shares of Issuer’s Common Stock expired without the Reporting Person exercising its right to purchase any of Issuer’s shares. The expiration of the Warrant resulted in the Reporting Person falling below the five percent threshold of ownership of Issuer’s Common Stock.

(b)	In 2003, the remaining 640,095 shares of Issuer’s Common Stock were sold. As of the date of this Amendment No. 1 to Schedule 13D, the Reporting Person does not beneficially own any shares of the Issuer’s Common Stock.

CUSIP No. 401829106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2004

AMGEN INC.

By:	/s/ David J. Scott

Name: David J. Scott
Title: Senior Vice President, General Counsel and Secretary